Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Provides Update on Share Repurchase Program

ZHENGZHOU, China – June 21, 2011 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) (the “Company” or “China Gerui”) today provided an update on its previously announced $10 million share repurchase program.

As of June 20, 2011, the Company has repurchased 780,273 ordinary shares at an average price of $3.82 per share for a total share repurchase to date of approximately $2.98 million.

Mr. Mingwang Lu, Chairman and Chief Executive Officer, stated, "We believe the repurchase of our shares represents a sound investment decision for our Company given recent trading prices. Our Board of Directors approved a share repurchase program that has been designed to comply with applicable securities laws and we commenced open market purchases of our shares in mid-May of 2011. If the price of our shares remains at or around the current market price level, we plan to continue to buy back our shares in accordance with the economic parameters of the repurchase program and subject to the legal limitations of the program, as approved by our Board."

About China Gerui Advanced Materials Group Limited

China Gerui is a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui’s products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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